Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
320 Bay Street
Suite 1520
Toronto, Ontario
M5H 4A6 CANADA

Item 2	Date of Material Change

September 8, 2011

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on September 8, 2011.

Item 4	Summary of Material Change

Aurico Gold Announces Date of Special Shareholder Meeting

Item 5	Full Description of Material Change

AuRico Gold Inc. announces that it has called a special meeting (the “Special Meeting”) of its shareholders to be held in Toronto, Ontario on October 14, 2011.

The purpose of the Special Meeting is to consider a resolution to approve the issuance of the AuRico common shares to Northgate security holders (the “Share Issuance Resolution”) in connection with the Arrangement (as hereinafter defined). The special meeting of AuRico shareholders is being held concurrently with the meeting of Northgate shareholders, which has been called to consider the Arrangement.

On August 29, 2011, AuRico announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Northgate Minerals Corporation (“Northgate”), pursuant to which, among other things, AuRico will acquire all of the issued and outstanding common shares of Northgate in accordance with a plan of arrangement of Northgate under the British Columbia Business Corporations Act (the “Arrangement”). Assuming the Arrangement becomes effective, each Northgate shareholder will receive 0.365 of an AuRico common share for each Northgate common share.

Shareholders of record at the close of business on September 13, 2011 will be provided with the notice of the Special Meeting and management information circular in respect of the Special Meeting and will be entitled to vote at the Special Meeting. The Company’s information circular with respect to the Special Meeting will be mailed to shareholders on or about September 20, 2011.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

September 8, 2011